UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication – Management Appointments
Calling of the Extraordinary Shareholder Meeting

Dear Sirs:

Considering the decision of January 24 to terminate the Peruvian Southern Gas Pipeline Contract (GSP), the Board of Directors of Graña y Montero S.A.A held today, February 1, has decided to reinforce the company’s management with managers who dedicate full-time to the contractual and financial matters that this situation has generated, avoiding the distraction of the ordinary operations of the Group’s companies.
Particularly, the Board of Directors agreed to appoint Mr. Luis Diaz Olivero, former Chief Operating Officer, as Deputy Chief Executive Officer, who has been assigned the full-time job of managing all the matters related to this situation.

In addition, the Board of Directors has agreed to appoint executives per matter, details are explained below:
1.
Assets Sale: Our Corporate Business Manager, Mr. Antonio Rodriguez Canales, who was appointed as such in the Board of Directors held this last January 26, will dedicate solely and with the support of an ad hoc team composed of internal staff, investment banks and external legal advisory, to the sale of non-strategic assets.

2.
Commitments derived from the termination of the GSP contract: Mr. Dennis Gray Febres and Mrs. María del Pilar Sabogal Dellepiani were appointed and are responsible for the debt structure generated as a product of the termination of the contract. Both will be fully dedicated to this task, with the support of Mrs. Mónica Miloslavich Hart (Chief Financial Officer).

3.
Contractual Aspects: Mrs. Tania López-Guerra Rivero, former Legal Manager of Viva GyM, has been appointed as Corporate Legal Manager and will be in charge, full time, of all the legal aspects related to our participation in GSP and of recovering the Net Book Value of the Assets (NBV) as established in the contract.

4.
Reputational Aspects: Mrs. Claudia Drago Morante has been appointed as the person responsible for the Reputation and Communication aspects, and she will be supported by Mrs. Mariana Velarde Gutierrez, Mrs. Ana Ferrucci Greco, and the consultancy of an external communications team.

5.
Audit and Control: Mr. Arturo Isenrich Navarro, Compliance Officer of the Group, together with an internal and external adhoc team, have been assigned the task to reinforce the procedures and controls of the company’s compliance system, especially with partners and suppliers, as well as to support the in-depth forensic investigation that an external audit firm, which is independent from the GSP project and the other four possibly questioned projects, will carry out.

6.	Termination of the Construction Contract: Mr. Javier Castro Silvestre was appointed as the one responsible of ending the operations related to the construction contract.

In addition, the Board of Directors has agreed to set up a Management Support Committee for the monitoring of the matters mentioned above, which will be composed by director Federico Cúneo, who will be presided by Mark Hoffmann, Hernando Graña and José Graña, who will report to the corporate Chief Executive Officer and to the deputy Chief Executive Officer.

On the other hand, the Board of Directors has agreed to call an Extraordinary Shareholder Meeting for February 28, 2017 at 3:30pm in the company’s offices located on Petit Thouars Avenue 4957, district of Miraflores, with the following agenda:
1.	Official position taken by the company facing Odebrecht’s corruption acts.
2.	Peruvian Southern Gas Pipeline - Next steps.
3.	Concession of Major Hydraulic Works of the Chavimochic Project Stage III.
4.	Action Plan:
• Financial
• Audit and Control
• Management Reinforcement
• Communications

Furthermore, we inform that the notice of a calling to an Extraordinary Shareholder Meeting will be published on Thursday, February 2, 2017, in two local official newspapers, El Comercio and El Peruano, and we therefore confirm the text that will be published.
Finally, we certify that the information that we hereby send to the SMV and the Lima Stock Exchange will be published, in Spanish and English, on the company's website: www.granaymontero.com.pe, where you can also find the Power of Attorney letter, which can be received in our offices, or via email, in a PDF file to cdrago@gym.com.pe and/ or aferrucci@gym.com.pe.
Please note that we are available to attend any questions about the particular, via telephone at 51-1-2136597, at the company's offices located on Av. Paseo de la República 4675, district of Surquillo, Monday to Friday between 9:00am and 12:00am and from 4:00pm to 6:00 pm, through our executives Samantha Ratcliffe, Head of Investor Relations and Claudia Drago, Chief Legal and Corporate Affairs Officer.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: February 01, 2017